MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Three month period and year ended December 31, 2017

This management’s discussion and analysis (“MD&A”) is current to April 6, 2018 and is management’s assessment of the operations and the financial results of CGX Energy Inc. (“CGX” or the “Company”). All figures are in United States dollars, unless otherwise stated. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the related notes for the years ended December 31, 2017 and 2016.

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or the Company’s website at www.cgxenergy.com.

Forward-Looking Statements

This MD&A contains forward-looking statements that are not historical in nature and involve risks and uncertainties. Forward-looking statements are not guarantees as to CGX’s future results as there are inherent difficulties in predicting future results. Accordingly, actual results could differ materially from those expressed or implied in the forward-looking statements.

This MD&A includes “forward-looking statements”, within the meaning of applicable securities legislation, which are based on the opinions and estimates of management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, ”believe“ and other similar words suggesting future outcomes or statements regarding an outlook. Such risks and uncertainties include, but are not limited to, risks associated with the offshore and onshore oil and gas industry (including operational risks in exploration development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of CGX to obtain all permits, consents or authorizations required for its operations and activities; and health safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the risk of CGX not being able to fund the capital and operating expenses necessary to achieve its business plan, the uncertainty associated with commercial negotiations and negotiating with foreign governments and risks associated with international business activities, as well as those risks described in public disclosure documents filed by CGX. The ability of the Company to carry out its business plan is primarily dependent upon the continued support of its shareholders, the discovery of economically recoverable reserves and the ability of the Company to obtain financing to develop such reserves. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in securities of CGX should not place undue reliance on these forward-looking statements. Statements in relation to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Although the forward-looking statements contained in this MD&A are based on assumptions that management believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive. The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements contained in this document or in any other documents filed with Canadian securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this document are expressly qualified by this advisory statement.

Boe Conversion

The term “boe” is used in this MD&A. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of cubic feet to barrels is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In this MD&A we have expressed boe using the conversion standard of 6.0 Mcf: 1 bbl.

Prospective Resources

Readers should give attention to the estimates of individual classes of resources and appreciate the differing probabilities of recovery associated with each class. Estimates of remaining recoverable resources (unrisked) include Prospective Resources that have not been adjusted for risk based on the chance of discovery or the chance of development and Contingent Resources that have not been adjusted for risk based on the chance of development. It is not an estimate of volumes that may be recovered. Actual recovery is likely to be less and may be substantially less or zero.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates, assuming their discovery and development, and may be sub-classified based on project maturity. There is no certainty that any portion of the resources will be discovered and they would be technically and economically viable to recover. If discovered, there is no certainty that any discovery will be technically or economically viable to produce any portion of the resources.

OVERVIEW

Company Profile

CGX is an oil and gas exploration company headquartered in Toronto, Canada. CGX was incorporated in 1998 for the primary purpose of exploring for hydrocarbons in Guyana, South America. As at April 6, 2018, CGX holds an interest in three Petroleum Agreements (known as the Corentyne, Berbice and Demerara Blocks) covering approximately 11,005.2 km2 (approximately 9,748.2 net km2) offshore and onshore Guyana.

CGX has four direct subsidiaries: (i) CGX Resources Inc. (“CGX Resources”), a wholly-owned subsidiary, which is incorporated pursuant to the laws of Bahamas; (ii) ON Energy Inc. (“ON Energy”), a corporation subsisting under the laws of Guyana, 62% of the voting shares of which are owned by CGX; (iii) GCIE Holdings Limited, a wholly-owned subsidiary, which is incorporated pursuant to the laws of Barbados and owns 100% of the shares of Grand Canal Industrial Estates Inc. (“Grand Canal”), a corporation subsisting under the laws of Guyana; and (iv) CGX Energy Management Corp., a wholly owned subsidiary, which is incorporated pursuant to the laws of the State of Delaware, USA.

Management’s Discussion & Analysis	Page 2 of 28
Three month period and year ended December 31, 2017

Recent Highlights

Highlights of the Company’s recent activities to date include the following:

•

On April 5 2018, the Company entered into a non-binding letter of intent for an amendment to the bridge loan agreement (the “Bridge Loan III”) with Frontera Energy Corporation (formerly Pacific Exploration and Production Corp.) (“Frontera”), whereby, beginning April 5, 2018 the Company will be able to draw down an additional $8,530,867 under the Bridge Loan III facility, of which $3,891,600 is available immediately. The receipt of the funds from the additional amounts under the Bridge Loan III is contingent on the completion of certain events, including but not limited to the signing of a definitive agreement and if required, the receipt of any necessary regulatory approval.

•

On December 15, 2017, the Company successfully renegotiated its work commitments under its Demerara, Corentyne and Berbice Petroleum Prospecting Licenses with the Government of Guyana. As part of the renegotiation, the Company relinquished 25% of the acreage of both the Corentyne and Demerara blocks to the Government of Guyana.

•

On April 26, 2017, the Company entered into Bridge Loan III with Frontera in the aggregate principal amount of up to $3,100,000. The Bridge Loan III is a non-revolving term facility. The Bridge Loan III accrues interest at an annual rate of 5% per annum and is repayable in full including all accrued interest in April 2018. Frontera has the right to take the pledged security of shares of CGX’s subsidiaries in an event of default under the Bridge Loan III. As of April 6, 2018, the Company has drawn a total of $5,609,000 from the facility, including the previous amendments to the Bridge Loan III as agreed to with Frontera.

Carrying on Business in Guyana

The exploration activities of CGX are currently conducted in Guyana through its subsidiaries. The following description of carrying on business in Guyana is taken from publicly available information provided by the Guyana Office for Investment and is available at www.guyanaconsulate.com under the heading “Investment Guide”.

Guyana is situated on the northern coast of the South American continent. It is bound on the north by the Atlantic Ocean, on the east by Suriname, on the south-west by Brazil and on the north-west by Venezuela. Guyana's total area is approximately 215,000 km2, slightly smaller than Great Britain. Its coastline is approximately 4.5 feet below sea level at high tide, while its hinterland contains mountains, forests, and savannahs. This topography has endowed Guyana with its extensive network of rivers and creeks as well as a large number of waterfalls. Guyana is endowed with natural resources including fertile agricultural land and rich mineral deposits (including gold, diamonds and semi-precious stones, bauxite and manganese).

Guyana is divided into three counties (Demerara, Essequibo and Berbice) and 10 administrative regions. Georgetown is the capital city of Guyana, the seat of government, the main commercial centre, and the principal port. In addition to Georgetown, Guyana has six towns of administrative and commercial importance which are recognized municipal districts; each has its own mayor, council and civic responsibilities.

The Co-operative Republic of Guyana is an independent republic headed by the president and National Assembly. Guyana is a member of the British Commonwealth of Nations, with a legal system based for the most part on British Common Law.

The Petroleum Regime in Guyana

Under the Guyana Petroleum Act of 1986, petroleum exploration in Guyana is executed by and subject to the approval of the Minister Responsible for Petroleum. Within Guyana, subsurface rights for minerals and petroleum are vested in the state.

Management’s Discussion & Analysis	Page 3 of 28
Three month period and year ended December 31, 2017

The Guyana Geology & Mines Commission (“GGMC”) has been charged with the responsibility for managing the nation's mineral resources and is the statutory body responsible for administering Petroleum Agreements (“PAs”) and Petroleum Production Agreements (PPLs”) for petroleum exploration in Guyana.

PAs may address the following matters: (i) granting of requisite licences; (ii) conditions to be included in the granting or renewal of such licences; (iii) procedure and manner with respect to the exercise of Ministerial discretion; and (iv) any matter incidental to or connected with the foregoing.

In order to obtain a PPL, the licencee must:

•	submit a prospecting licence application to the Minister Responsible for Petroleum, including a detailed annual work program and budget; and

•	agree to comply with licence conditions stipulated by the Minister Responsible for Petroleum, including conditions stipulated in the applicable governing PA.

A PA and an associated PPL enable the holder to conduct prospecting and exploration activities for petroleum on the subject property in accordance with the terms and conditions of such PA and PPL. A PPL is generally issued for an initial period not exceeding four years, and is renewable for up to two additional three-year periods. In the event of a discovery, the holder may apply for a 20 year PPL, renewable for a further 10 years.

CGX’s PAs and PPLs

Corentyne PA and PPL

On November 27, 2012, the Company was issued a new Corentyne PA and PPL covering 6,212 km2, the same area as the offshore portion of the former Corentyne PPL that had been issued on June 24, 1998. On December 15, 2017, the Company was issued an addendum to the November 27, 2012 PA. Under the terms of the addendum, the Company’s work commitments were modified and the Company relinquished 25% of the original contract area block, now covering 4,709 km2. Under the addendum to the PA, during the period November 27th, 2017 to November 27th, 2019, CGX Resources is required to drill one (1) exploration well. The Corentyne PPL is 100% owned by Resources. The summary terms of the addendum are as follows:

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 12 Months	Commence planning to drill 1 exploration well (Commenced)	Nov 27, 2016 - Nov 27, 2017
- At the end of phase one of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2. (Company has commited to complete work in phase 2)
	Phase Two - 24 Months	Drill 1 exploration well	Nov 27, 2017 - Nov 27, 2019
- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.
Second Renewal Period - 3 Years	Phase One - 12 Months	Complete additional seismic acquisition or reprocessing	Nov 27, 2019 - Nov 27, 2020
- At the end of phase one of the second renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2.
	Phase Two - 24 Months	Drill 1 exploration well	Nov 27, 2020 - Nov 27, 2022
- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

Management’s Discussion & Analysis	Page 4 of 28
Three month period and year ended December 31, 2017

Demerara PA and PPL

On February 12, 2013, the Company entered into the Demerara PA and PPL covering 3,975 km2, the same area of the former Annex PPL, which was a subset of the Company’s original Corentyne PA. On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA. Under the terms of the addendum, the Company’s work commitments were modified and the Company relinquished 25% of the original contract area block, now covering 3,001.2 km2. The Demerara PPL is 100% owned by Resources.

The summary of terms of the addendum are as follows:

Period	Phase	Exploration Obligation	Dates
First Renewal Period - 3 Years	Phase One - 12 Months	Conduct additional data processing and planning for 1st exploration well (Conducted)	Feb 12, 2017 - Feb 12, 2018
- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2. (Company has commited to complete work in phase 2)
	Phase Two - 24 Months	Complete any additional processing and planning, and secure all regulatory approvals for the drilling of 1st exploration well	Feb 12, 2018 - Feb 12, 2020
- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.
	Phase One - 12 Months	Drill 1 exploration well	Feb 12, 2020 - Feb 12, 2021
Second Renewal Period - 3 Years
- At the end of phase one of the second renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or commit to the work programme in phase 2.
	Phase Two - 24 Months	Drill 1 exploration well	Feb 12, 2021 - Feb 12, 2023
- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

Berbice PA and PPL

On February 12, 2013, ON Energy entered into the Berbice PA and PPL covering 3,295 km2, the same area as the former Berbice PA issued on October 1, 2003, combined with the onshore portion of the Company’s former Corentyne PA. On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA. The Berbice PPL is 100% owned by ON Energy, which is owned 62% by CGX.

Management’s Discussion & Analysis	Page 5 of 28
Three month period and year ended December 31, 2017

The summary terms of the addendum are as follows:

Period	Phase	Exploration Obligation	Dates
First Renewal Period - [3] Years	Phase One - 18 Months	Compile all relevant data, information and budgetary allocations for a geochemical survey and submit to the GGMC for approval	Feb 12, 2017 - Aug 12, 2018
- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production License or commit to the work programme in phase two (2).
	Phase Two - 18 Months	(a) Complete a geochemical survey of a minimum 120 sq km (b) Commence a seismic program defined by the geochemical survey	Aug 12, 2018 - Feb 12, 2020
- At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production Licence or relinquish twenty-five (25%) percent of the Contract Area and renew the Petroleum Prospecting Licence for a second period of three (3) years.
Second Renewal Period - [3] Years	Phase One - 18 Months	Complete seismic program and all associated processing and interpretation	Feb 12, 2020 - Aug 12, 2021
- At the end of phase one (1) of the first renewal period, the Company shall elect either to relinquish the entire Contract Area except for any Discovery Area and the area contained in any Petroleum Production License or commit to the work programme in phase two (2).
	Phase Two - 18 Months	Drill 1 exploration well	Aug 12, 2021 - Feb 12, 2023
- At the end of the second renewal period of three (3) years, the Company shall relinquish the entire Contract Area except for any Discovery Area, the area contained in any Petroleum Production Licence and any other portion of the Contract Area on which the Minister Responsible for Petroleum agrees to permit the Company to conduct further exploration activities.

Recent Financings

On April 26, 2017, the Company entered into the Bridge Loan III with Frontera in the aggregate principal amount of up to $3,100,000. The Bridge Loan III is a non-revolving term facility. The Bridge Loan III accrues interest at an annual rate of 5% per annum and is repayable in full including all accrued interest in April 2018. The Company may draw all or part of the Bridge Loan III in one or more advances to be made on a date or dates agreed to by both parties. Frontera has the right to take a pledge of shares of CGX’s subsidiaries in an event of default under the Bridge Loan III. As of April 6, 2018, the Company has drawn a total of $5,609,000 from the facility, including the previous amendments to the Bridge Loan III as agreed to with Frontera.

On October 13, 2016, the Company entered into a bridge loan agreement (the “Bridge Loan II”) with Frontera for the aggregate principal amount of up to $2 million. This facility was used to help CGX fund monthly general and administrative expenses and was a drawdown facility that was approved by Frontera on a monthly basis. The Bridge Loan II accrues interest at an annual rate of 5% per annum and is repayable in full including all accrued interest in April 2018. Frontera has the right to take a pledge of shares of CGX’s subsidiaries in an event of default under the Bridge Loan II. As of April 6, 2018, the Company had fully drawn on the Bridge Loan II.

On March 4, 2016, CGX entered into a bridge loan agreement (the “Bridge Loan I”) facility with Frontera in an amount up to $2 million. This facility was used to help CGX fund monthly general and administrative expenses and was a drawdown facility that was approved by Frontera on a monthly basis. The Bridge Loan I accrues interest at an annual rate of 5% per annum and is repayable in full including all accrued interest in April 2018. Frontera has the right to take the pledged security of shares of CGX’s subsidiaries in an event of default under the Bridge Loan I. As of April 6, 2018, the Company had fully drawn on the Bridge Loan I.

Management’s Discussion & Analysis	Page 6 of 28
Three month period and year ended December 31, 2017

GUYANA OPERATIONS

Corentyne PA, Guyana

The original Corentyne PA covered approximately 11,683 km2 under two separate PPLs. The Annex PPL (4,047 km2) was held 100%, as was the offshore portion of the Corentyne PPL (6,070 km2), while the onshore portion of the Corentyne PPL (1,566 km2) was held net 62% by CGX through ON Energy.

The original Corentyne PA was awarded to CGX in 1998, following which the Company began an active exploration program consisting of a 1,800 kilometre seismic acquisition and preparations to drill the Eagle well. The Eagle drilling location in 2000 was 15 kilometres within the Guyana-Suriname border. However, a border dispute between Guyana and Suriname led to the Company being forced off the Eagle location before drilling could begin. As a result of that incident, all active offshore exploration in Guyana was suspended by CGX and the other operators in the area, including Exxon and Maxus (Repsol, YPF). On September 17, 2007, the International Tribunal on the Law of the Sea (“ITLOS”) awarded a maritime boundary between Guyana and Suriname. In the decision, ITLOS determined that it had the jurisdiction to decide on the merits of the dispute and that the line adopted by ITLOS to delimit the parties’ continental shelf and exclusive economic zone follows an unadjusted equidistance line. The arbitration was compulsory and binding. CGX financed a significant portion of Guyana’s legal expenses at a cost of $9.8 million. The decision was beneficial for CGX, as it concluded that 93% of CGX’s Corentyne PPL and 100% of the Georgetown PPL would be in Guyana territory.

Because CGX was prevented from gaining unhindered access to a portion of the original Corentyne PPL area during the seven year resolution, the term of the contract was extended to June 2013.

In 2008, CGX was the first company to commit to acquire 3D seismic in Guyana when the Company acquired a 505 square kilometre 3D seismic program to enhance its interpretation of its newly defined Eagle Deep prospect, a large stratigraphic trap in the Cretaceous. The cost of the seismic program was approximately $8 million. Processing and interpretation of the 3D seismic was completed in 2009.

Based on the interpretation of the 3D seismic volume and concurrent activities on both sides of the Atlantic margin, CGX interpreted numerous prospects on the Corentyne PPL. One significant prospect is a Turonian sand at approximately 5,600 metres. Because the offset Jaguar-1 well on the Georgetown PPL was testing another Cretaceous Turonian prospect, the Corentyne commitment well was targeted to 4,250 metres to test the Tertiary Eocene and Cretaceous Maastrichtian trend.

The Eagle-1 well spudded on February 13, 2012 and was initially budgeted for 60 days of drilling, but experienced weather delays and mechanical issues which extended operations to 107 days. The initial cost estimate for the Eagle-1 well was $55 million; however, due to additional time for drilling and additional logging of potential reservoir sands, the final costs associated with the Eagle-1 well were approximately $89.4 million. In May 2012, the Company completed the analyses of the results of its Eagle-1 well on the Company’s 100% owned and operated Corentyne PPL, offshore Guyana. The well was declared a dry-hole after encountering hydrocarbon shows in three formations, but the potential reservoir sands proved to be water-bearing. The Company recognized the total cost of Eagle-1 well as a dry hole expense in the financial statements for the years ended December 31, 2013 and 2012.

On November 27, 2012, the Company received a new Corentyne PA, offshore Guyana, renewable after four years for up to six additional years. The New Corentyne PA applies to the former offshore portion of the Corentyne PPL, covering 6,212 km2.

As of March 19, 2013 and effective December 31, 2012, an Independent Resources Evaluation was completed by DeGolyer and MacNaughton of Dallas, Texas, USA (the “D&M Report”). In the D&M Report, the total best estimate (P50) of Prospective Resources for six oil and gas prospects within the Corentyne PA are 779 MMbbl of oil, 743 MMbbl of condensate, 6,943 Bcf of sales gas plus 696 billion cubic feet of solution gas. If the estimate of gas resources were converted to oil on a 6:1 btu equivalence, and if the estimate of solution gas resources associated with the oil prospects were converted to sales gas assuming a 5% shrinkage, the arithmetic sum would be 2,664 MMboe. The D&M Report has been filed on CGX’s website at www.cgxenergy.com. The D&M Report was prepared in accordance with the requirements of Section 5.9 of National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

Management’s Discussion & Analysis	Page 7 of 28
Three month period and year ended December 31, 2017

On November 27, 2012, the Company received a new Corentyne PA, offshore Guyana, renewable after four years for up to six additional years. The New Corentyne PA applies to the former offshore portion of the Corentyne PPL, covering 6,212 km2.

On December 15, 2017, the Company was issued an addendum to the November 27, 2012 PA. Under the terms of the addendum to the new Corentyne PA beginning November 27, 2017, during phase two of the first renewal period the Company has an obligation to drill one well. At the end of the of the first renewal period on or before November 27, 2019, the Company shall relinquish the entire contract area except for any discovery area and the area contained in any PPL or relinquish twenty-five (25%) percent of the contract area and renew the PPL for a second period of three (3) years. The addendum to the New Corentyne PA resulted in a reduction of acreage to 4,709 km2.

Berbice PA, Guyana

In 2003, CGX, through its 62% owned subsidiary ON Energy, applied for and was granted the Berbice PPL consisting of approximately 1,566.2 km2 adjacent to the Corentyne onshore PPL. On the two onshore PPL’s, ON Energy completed aeromag re-interpretation, a geochemical sampling program and a 2D seismic program, to fulfill the minimum work obligations, plus drilled three dry-holes.

On February 12, 2013, the Government of Guyana issued a new Berbice PA and PPL to ON Energy, comprising the former Berbice PA and the onshore portion of the former Corentyne PPL, covering 3,295 km2. Under the terms of the new Berbice PA, during the initial period of four years, ON Energy had an obligation to conduct an airborne survey comprising a minimum of 1,000 km2 and either conduct a 2D seismic survey comprising a minimum of 100 km2 or drill one exploration well.

On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA. Under the terms of the new Berbice PA, during phase two of the first renewal period beginning on August 12th, 2018, the Company will (a) complete a geochemical survey of a minimum 120 sq km and (b) Commence a seismic program defined by the geochemical survey. At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire contract area except for any discovery area and the area contained in any PPL or relinquish twenty-five (25%) percent of the contract area and renew the PPL for a second period of three (3) years.

Demerara PA, Guyana

On February 12, 2013, the Government of Guyana issued the new Demerara PA and PPL to the Company. The Demerara PA and PPL applies to the former offshore portion of the Annex PPL, covering 3,000 km2, which was a subset of the Company’s original Corentyne PA. Under the terms of the new Demerara PA, during the initial period of four years, CGX has an obligation to conduct a 3D seismic survey of a minimum of 1,000 km2 (completed in 2014) and to drill one exploration well.

In September 2014, the Company entered into a seismic contract with Prospector PTE. Ltd. (“Prospector”) to conduct a 3,116.74 km2 3D seismic survey on the Company’s 100% owned Demerara Block as part of its commitments under the Demerara PA and PPL. The aggregate cost of this seismic survey was approximately $19 million with $7 million paid to Prospector by way of issuance of 15,534,310 common shares (“Common Shares”) valued at $0.49 per share, $2.5 million paid in cash thirty days after receipt of their invoice and the remainder of approximately $9.5 million payable in cash twelve months after the conclusion of the seismic survey, being December 2015. As of the date hereof, this amount remains unpaid. Prospector currently owns approximately 14.1% of the issued and outstanding Common Shares.

Management’s Discussion & Analysis	Page 8 of 28
Three month period and year ended December 31, 2017

On December 15, 2017, the Company was issued an addendum to the February 12, 2013 PA. Under the terms of the addendum to the Demerara PA, during phase two of the first renewal period commencing February 12th, 2018, the Company will be required to complete any additional processing and planning, and secure all regulatory approvals for the drilling of first exploration well. At the end of the first renewal period of three (3) years, the Company shall elect either to relinquish the entire contract area except for any discovery area and the area contained in any PPL or relinquish twenty-five (25%) percent of the contract area and renew the PPL for a second period of three (3) years. The addendum to the New Demerara PA resulted in a reduction of acreage to 4,709 km2.

Contractual Commitments

Further details of the Company’s contractual commitments are included in the consolidated financial statements for the years ended December 31, 2017 and 2016.

Staging Facility and Wharf, Guyana

The Company signed a 50 year lease commencing January 1, 2010, with an option to renew for an additional 50 years for approximately 55 acres on the Berbice River as this is an ideal location for a staging facility to support off-shore drilling activities. Utilizing a local facility is expected to result in significant savings as compared to running the logistics from Trinidad for future wells.

To date, the Company has fenced in the yard, constructed an office and sanitary services, installed two fuel tanks that can accommodate 20,000 litres, installed 200 metre by 50 metre of vertical drainage and completed an internal access road with crusher run and sand filling. A crusher run has also been placed in the entire yard. A two kilometre long by 5 metre wide access road has been constructed from the main road to the port yard site using Geotextile, reef sand, white sand, crusher run and bauxite capping. The Company’s investment in the staging facility and wharf is owned by its wholly-owned subsidiary, Grand Canal Industrial Estates Inc.

For the year ended December 31, 2017, the Company incurred net additions of $2,892 (2016 – net disposals of $67,968) with respect to the logistics yard and expenditures on a staging facility. The logistics yard was purchased in 2010 for $385,000 and the remainder of the balance spent on the wharf to date was expended on planning for the staging area for the shore-based facility.

TRENDS

Financial markets are likely to continue to be volatile in Canada in 2018, reflecting ongoing concerns about the stability of the global economy, United States protectionism policy and continued instability in Africa and the Middle East. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds. Companies worldwide continue to be affected by these trends.

The future performance of the Company is largely tied to the exploration and development of its properties in Guyana. The Company may have difficulties raising equity for the purpose of carrying out exploration and development activities with respect to its Guyana properties, particularly without excessively diluting present shareholders of the Company. See “Risk Factors”.

RESULTS OF OPERATIONS

Three month period ended December 31, 2017

The Company recorded a net loss of $1,318,490 or $0.01 a share for the three month period ended December 31, 2017, compared with $848,720 or $0.01 a share for the same period in 2016. The differences in the period are as follows:

CGX incurred a gain on revaluation of warrant liability of $Nil (2016 – $10,000); the warrants are recorded as a derivative liability for accounting purposes due to their exercise price being denominated in a currency other than the Company’s US dollar functional currency. Warranty liability is booked based on the valuation of warrants using the Black-Scholes model. The liability varies mainly based on the number of warrants outstanding in the period, the current price of the Company’s Common Shares, the volatility used in the calculation, the expected remaining life and the remaining underlying assumptions used in the model. Increases or decreases in the value of the warrant liability result in a gain or loss on revaluation of warrant liability.

Management’s Discussion & Analysis	Page 9 of 28
Three month period and year ended December 31, 2017

CGX incurred a foreign exchange gain of $33,281 for the three month period ended December 31, 2017, compared to a gain of $167,209 for the same period in 2016. The difference is due to the changes in the foreign exchange rates from the beginning of the quarter to the end of the quarter on the related party loan due in Canadian dollars of $8,269,000 (2016 - $7,875,000) off set by the balances held in Canadian dollar bank accounts as the Canadian dollar weakened slightly (2016 - weakened significantly) against the US dollar during the three month period ended December 31, 2017.

General and administrative costs decreased by $61,557 to $155,848 in the three month period ended December 31, 2017 from $217,405 for the same period in 2017. These costs decreased as a result of an increased overall cost cutting initiative by the Company.

Interest expense increased by $127,827 to $755,126 in the three month period ended December 31, 2017 from $627,299 for the same period in 2016. These costs are higher than the prior year due to interest costs incurred on higher related party loans and trade and other payables related to the rig cancellation costs incurred in late 2015. The Company is currently accruing approximately $700,000 in interest per quarter.

Professional fees for the three month period ended December 31, 2017 were $17,542 compared to recovery of $33,757 in the same period of 2016. These fees in 2016 were higher primarily due to higher legal fees relating to general corporate matters in 2016.

Management and consulting fees increased by $289,121 to $432,560 during the three month period ended December 31, 2017 compared to $143,439 for the same period in 2016. Management and consulting fees are higher than the prior year due to increased director involvement in the Company as the Company successfully renegotiated its PA’s.

Year ended December 31, 2017

The Company recorded net loss of $5,707,590 or $0.05 a share for the year ended December 31, 2017, compared with $5,017,941 or $0.05 a share for the same period in 2016. The differences in the year are as follows:

CGX incurred a gain on revaluation of warrant liability of $Nil (2016 - $100,000); the warrants are recorded as a derivative liability for accounting purposes due to their exercise price being denominated in a currency other than the Company’s US dollar functional currency.

CGX incurred a foreign exchange loss of $433,453 for the year ended December 31, 2017, compared to a loss of $160,179 for the same period in 2016. The significant change is due to the changes in the foreign exchange rates as the Canadian dollar strengthened more against the US dollar in 2017 than in 2016.

General and administrative costs decreased by $249,741 to $771,448 in the year ended December 31, 2017 from $1,021,189 for the same period in 2016. General and administration costs are lower than the prior year and are a continued result of an overall cost cutting initiative undertaken by the Company.

Interest expense increased by $267,712 to $2,763,493 in the year ended December 31, 2017 from $2,495,781 for the same period in 2016. These costs are higher than the prior year due to interest costs incurred on higher related party loans and trade and other payables related to the rig cancellation costs incurred mainly in late 2015.

Management’s Discussion & Analysis	Page 10 of 28
Three month period and year ended December 31, 2017

Professional fees for the year ended December 31, 2017 were $91,316 compared to $153,248 in the same period of 2016. These fees were higher in 2016 primarily due to higher legal fees relating to general corporate matters.

Management and consulting fees increased by $291,212 to $1,531,630 during the year ended December 31, 2017 compared to $1,240,418 for the same period in 2016. Management and consulting fees are higher than the prior year due to increased director involvement in the Company as the Company successfully renegotiated its PA’s.

The Company incurred stock-based compensation expense during the year ended December 31, 2017 of $57,000, compared to $Nil, for the same period in 2016. Stock-based compensation expenses are booked based on the valuation of options using the Black-Scholes model. The expense varies based on the number of options issued and/or vested in the period and the underlying assumptions used in the model.

Selected Consolidated Annual Financial Information

The information below should be read in conjunction with the financial statements for the years ended December 31, 2017 and 2016 and related notes and other financial information.

Year ended December 31,	2017	2016	2015
	$	$	$
Interest Income	-	981	5,314
Net Loss	5,707,590	5,017,941	26,277,116
Basic and Diluted Loss Per Share	$0.05	$0.05	$0.28
Total Assets	33,030,193	30,993,151	30,305,464
Liabilities	48,993,083	41,305,451	35,599,823

Results for the three month periods ended:

	December 31,	September 30,	June 30,	March 31,
	2017	2017	2017	2017
	$	$	$	$
Interest Income	-	-	-	-
Net Loss	1,318,490	1,578,862	1,521,789	1,288,449
Basic and Diluted Loss Per Share	$0.01	$0.01	$0.01	$0.01

	December 31,	September 30,	June 30,	March 31,
	2016	2016	2016	2016
	$	$	$	$
Interest Income	208	274	257	242
Net Loss	848,720	1,383,929	1,660,008	1,125,284
Basic and Diluted Loss Per Share	$0.01	$0.01	$0.02	$0.01

CAPITAL RESOURCES, CAPITAL EXPENDITURES AND LIQUIDITY

As at December 31, 2017, the Company’s working capital deficiency increased to a working capital deficiency of $48,529,092 compared to $40,703,079 as at December 31, 2016. In order to meet its short-term and longer-term working capital and property exploration expenditures, the Company must secure further financing through a joint venture, property sale or issuance of equity to ensure that its obligations are properly discharged. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. Please refer to “Going Concern Uncertainty and Management’s Plans” for further details.

Management’s Discussion & Analysis	Page 11 of 28
Three month period and year ended December 31, 2017

PROPOSED TRANSACTIONS

None

Going Concern Uncertainty and Management’s Plans

The audited consolidated financial statements for the years ended December 31, 2017 and 2016 have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has a history of operating losses and as at December 31, 2017 had an excess of current liabilities over current assets of $48,529,092 (2016 - $40,703,079) and an accumulated deficit of $295,535,712 (2016 - $289,828,122). The ability of the Company to continue as a going concern is dependent on securing additional required financing through issuing additional equity, debt instruments, sale of Company assets or obtaining payments associated with a joint venture farm-out. Given the Company’s capital commitment requirements under the Company’s PPLs outlined in Note 9 to the consolidated financial statements, the Company does not have sufficient cash flow to meet its operating requirements for the 12 month period from the balance sheet date. While the Company has been successful in raising financing in the past and believes in the viability of its strategy and that the actions presently being taken provide the best opportunity for the Company to continue as a going concern, there can be no assurances to that effect. As a result there exist material uncertainties which cast significant doubt as to the Company’s ability to continue as a going concern.

RELATED-PARTY TRANSACTIONS

Under IFRS, parties are considered to be related if one party has the ability to “control” (financially or by share capital) the other party or have significant influence (management) on the other party in making financial, commercial and operational decisions.

The Board approves all related party transactions prior to implementation, engages independent legal counsel, as needed, and meets in camera to deliberate. The Board also reviews the business rationale for any proposed related party transaction and ensures that the transaction is in compliance with applicable securities laws.

The related party transactions listed below were in the normal course of operations and were measured at the exchange amount, which are the amounts of consideration established and agreed to by the related parties.

As at December 31, 2017, Frontera owns approximately 45.6% of the Common Shares and up to November 30, 2016 had several common directors. Frontera currently holds 50,351,929 Common Shares of the issued and outstanding shares in the capital of the Company on a non-diluted basis as of April 6, 2018. If Frontera exercises all of its Warrants, it would hold a total of 85,351,929 Common Shares representing approximately 58.7% of the Common Shares on a partially diluted basis.

In October 2014, the Company entered into a secured bridge loan agreement (the “C$ Bridge Loan”) with Frontera in the aggregate principal amount of C$7,500,000 ($6,700,000). The C$ Bridge Loan was a non-revolving term facility. As at December 31, 2017, the Company has drawn upon all of the facility. The C$ Bridge Loan accrues interest at an annual rate of 5% per annum and was repayable in full, including all accrued interest, in October 2015.

The balances outstanding on the C$ Bridge Loan from related party as at December 31, 2017 and December 31, 2016 are as follows:

As at December 31,	2017	2016
Loan from related party	$6,920,571	$6,158,565
Accrued interest on loan from related party	66,362	59,054
Total loan from related party	$6,986,933	$6,217,619

Management’s Discussion & Analysis	Page 12 of 28
Three month period and year ended December 31, 2017

The activity on the C$ Bridge Loan from related party for the year ended December 31, 2017 and the year ended December 31, 2016 is as follows:

	2017	2016
Opening balance at beginning of year	$6,217,619	$5,744,097
Loss on foreign exchange	447,889	173,303
Accrued interest on loan from related party	321,425	300,219
Total loan from related party	$6,986,933	$6,217,619

During the year ended December 31, 2017, the Company and Frontera agreed to extend the maturity until April 25, 2018. All other terms and conditions applicable to the C$ Bridge Loan remain the same.

In March 2016, the Company entered into a secured bridge loan agreement (the “Bridge Loan I”) with Frontera in the aggregate principal amount of up to $2,000,000. The Bridge Loan I was a non-revolving term facility. The Bridge Loan I accrues interest at an annual rate of 5% per annum and was repayable in full including all accrued interest in March 2017. As at December 31, 2017, the Company has drawn upon all of the facility. During the year ended December 31, 2017, the Company and Frontera agreed to extend the maturity until April 25, 2018.

The balances outstanding on the Bridge Loan I from related party as at December 31, 2017 and 2016 are as follows:

As at December 31,	2017	2016
Loan from related party	$2,068,547	$2,068,547
Accrued interest on loan from related party	160,034	56,607
Total loan from related party	$2,228,581	$2,125,154

The activity on the Bridge Loan I from related party for the year ended December 31, 2017 and 2016 is as follows:

	2017	2016
Opening balance at beginning of year	$2,125,154	$-
Loan from related party	-	2,068,547
Accrued interest on loan from related party	103,427	56,607
Total loan from related party	$2,228,581	$2,125,154

In October 2016, the Company entered into a secured Bridge Loan II with Frontera in the aggregate principal amount of up to $2,000,000. The Bridge Loan II is a non-revolving term facility. The Bridge Loan II accrues interest at an annual rate of 5% per annum and was repayable in full including all accrued interest in October 2017. As at December 31, 2017, the Company has drawn upon all of the facility. During the year ended December 31, 2017, the Company and Frontera agreed to extend the maturity until April 25, 2018.

The balances outstanding on the Bridge Loan II from related party as at December 31, 2017 and 2016 are as follows:

As at December 31,	2017	2016
Loan from related party	$1,972,675	$1,001,642
Accrued interest on loan from related party	97,057	5,731
Total loan from related party	$2,069,732	$1,007,373

Management’s Discussion & Analysis	Page 13 of 28
Three month period and year ended December 31, 2017

The activity on the Bridge Loan II from related party for the year ended December 31, 2017 and 2016 is as follows:

	2017	2016
Opening balance at beginning of year	$1,007,373	$-
Loan from related party	971,033	1,001,642
Accrued interest on loan from related party	91,326	5,731
Total loan from related party	$2,069,732	$1,007,373

In April 2017, the Company entered into a secured Bridge Loan III with Frontera in the aggregate principal amount of up to $3,100,000. The Bridge Loan II is a non-revolving term facility. The Bridge Loan III accrues interest at an annual rate of 5% per annum and is repayable in full including all accrued interest on April 25, 2018. As at December 31, 2017, the Company has drawn upon all of the facility, including the extended amounts as agreed to with Frontera under amendments to the Bridge Loan III.

The balances outstanding on the Bridge Loan III from related party as at December 31, 2017 and 2016 are as follows:

As at December 31,	2017	2016
Loan from related party	$3,666,727	$-
Accrued interest on loan from related party	86,352	-
Total loan from related party	$3,753,079	$-

The activity on the Bridge Loan III from related party for the year ended December 31, 2017 and 2016 is as follows:

	2017	2016
Opening balance at beginning of period/year	$-	$-
Loan from related party	3,666,727	-
Accrued interest on loan from related party	86,352	-
Total loan from related party	$3,753,079	$-

Subsequent to December 31, 2017, the Company drew down approximately an additional $1,942,000 under extended amounts as agreed to with Frontera under an amendment to the Bridge Loan III.

The combined balances outstanding on the Bridge Loan I, Bridge Loan II, Bridge Loan III and C$ Bridge Loan from related party as at December 31, 2017 and 2016 are as follows:

As at December 31,	2017	2016
C$ Bridge Loan	$6,986,933	$6,217,619
Bridge Loan I	2,228,581	2,125,154
Bridge Loan II	2,069,732	1,007,373
Bridge Loan III	3,753,079	1,007,373
Total loans from related party	$15,038,325	$9,350,146

In November 2015, the Company entered into a secured convertible debenture (the “Debenture”) with Frontera in the aggregate principal amount of $1,500,000. The Debenture accrues interest at an annual rate of 5% per annum and was repayable in full including all accrued interest in November 2016. This Debenture was convertible into shares of the Company at the option of Frontera at any time prior to maturity at a price of C$0.335, which has now lapsed. During the year ended December 31, 2017, the Company and Frontera agreed to extend the maturity until April 25, 2018.

The Debentures are classified as a liability, with the exception of the portion relating to the conversion feature, resulting in the carrying value of the Debenture being less than face value. The discount was accreted over the term of the Debenture utilizing the effective interest rate method at a 10% discount rate.

Management’s Discussion & Analysis	Page 14 of 28
Three month period and year ended December 31, 2017

The balances outstanding on the Debenture from related party as at December 31, 2017 and 2016 are as follows:

As at December 31,	2017	2016
Debenture from related party	$1,653,750	$1,575,000
Accrued interest on Debenture from related party	10,647	10,140
Total loan from related party	$1,664,397	$1,585,140

The activity on the Debenture from related party for the year ended December 31, 2017 and 2016 is as follows:

	2017	2016
Opening balance at beginning of year	$1,585,140	$1,442,470
Amortization of transaction costs and conversion feature	-	66,956
Accrued interest on loan from related party	79,257	75,714
Total loan from related party	$1,664,397	$1,585,140

The C$ Bridge Loan, Bridge Loan I, Bridge Loan II, Bridge Loan III and Debenture (the “Frontera Loans”) are secured by a pledge of the shares in the Company’s wholly owned subsidiaries – CGX Resources, GCIE Holdings Limited (“GCIE”) and CGX Energy Management Corp. (“CGMC”). In addition, during the year ended December 31, 2017, GCIE and CGMC signed a guarantee with Frontera for the Frontera Loans.

The following sets out the details of the Company’s related party transactions:

•

The Company has a cost sharing agreement among Frontera and Gran Colombia Gold Corp. effective May 1, 2013 (the “Cost Sharing Agreement”). The Cost Sharing Agreement sets out the terms and allocation of certain shared general and administrative costs, such as rent, utilities and other office administrative expenses. In addition, during the year ended December 31, 2017, the Company entered into a technical service agreement with Frontera whereby Frontera will provide geological and geophysical consulting to the Company. In accordance with the terms of these agreements, the Company recognized an expense of C$Nil (2016 - C$72,000) for the year ended December 31, 2017 and capitalized $103,000 (2016 - $Nil) to exploration and evaluation expenditures, of which $240,000 (2016 - $84,000) was included in trade and other payables as at December 31, 2017. As at December 31, 2017, Frontera owns approximately 45.6% of the common shares of the Company and up to November 30, 2016 had several common directors.

•

During the year ended December 31, 2017, the Company entered into an exclusivity agreement with Frontera, whereby the Company will negotiate in good faith exclusively with Frontera in respect of completing either a restructuring transaction and/or financing transaction until December 31, 2018 (“Exclusivity Period”). If during the Exclusivity Period or during the six months following the end of the Exclusivity Period the Company enters into an alternative transaction, Frontera will be given 5 days to match any alternative transaction. In the event that Frontera does not match the alternative transaction, the Company will pay to Frontera a $5,000,000 work fee, in consideration for the substantial time, effort and expenses that Frontera has undertaken and will undertake in connection with the pursuit of a proposed transaction. As no transaction has occurred as at December 31, 2017, no amount has been recorded in the financial statements related to this contingent payment.

Key management includes the Company's directors, officers and any employees with authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management included:

Year ended December 31,	2017	2016
Short-term employee benefits	$1,259,000	$889,000
Share based payments	49,000	-
Total compensation paid to key management	$1,308,000	$889,000

Management’s Discussion & Analysis	Page 15 of 28
Three month period and year ended December 31, 2017

At December 31, 2017, included in trade and other payables is $88,000 (2016 - $150,000) due as a result of deferred payment of directors’ fees. These amounts are unsecured, non-interest bearing and due on demand.

CONTINGENCIES, CONTRACTUAL OBLIGATIONS, GUARANTEES AND COMMITMENTS

In the normal course of business, the Company has entered into arrangements and incurred obligations that will affect the Company’s future operations and liquidity. These commitments primarily relate to work commitments including seismic and drilling activities under the terms of the PPLs. The Company has discretion regarding the timing of capital spending for work commitments, provided that the work is completed within the periods specified in the PPLs or the Company can negotiate extensions of such periods. Details of these commitments and obligations are discussed above under each of the respective Petroleum Agreements. See note 9 to the consolidated financial statements for the years ended December 31, 2017 and 2016 for a complete listing of commitments.

DIVIDENDS

The Company has neither declared nor paid any dividends on its Common Shares. The Company intends to retain its earnings, if any, to finance growth and expand its operation and does not anticipate paying any dividends on its Common Shares in the foreseeable future.

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS

The Company has no off-statement of financial position arrangements.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

New standards and interpretations to be adopted in future

At the date of authorization of these Financial Statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods and which the Company has not early adopted these standards, amendments and interpretations. However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

•

In July 2014 the IASB issued the final amendments to IFRS 9, Financial Instruments (“IFRS 9”) which provides guidance on the classification and measurement of financial assets and liabilities, impairment of financial assets, and general hedge accounting. The Classification and measurement portion of the standard determines how financial assets and financial liabilities are accounted for in financial statements and, in particular, how they are measured on an ongoing basis. The amended IFRS 9 introduced a new, expected-loss impairment model that will require more timely recognition of expected credit losses. In addition, the amended IFRS 9 includes a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

•

IFRS 15 Revenue from Contracts with Customers - IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), was issued in May 2014 and will replace IAS 11, “Construction Contracts,” IAS 18, “Revenue Recognition,” IFRIC 13, “Customer Loyalty Programmes,” IFRIC 15, “Agreements for the Construction of Real Estate,” IFRIC 18, “Transfers of Assets from Customers,” and SIC-31, “Revenue – Barter Transactions Involving Advertising Services.” IFRS 15 provides a single, principle- based five-step model that will apply to all contracts with customers with limited exceptions, including, but not limited to, leases within the scope of IAS 17 and financial instruments and other contractual rights or obligations within the scope of IFRS 9 “Financial Instruments,” IFRS 10, “Consolidated Financial Statements” and IFRS 11, “Joint Arrangements.” In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. IFRS 15 is required for annual periods beginning on or after January 1, 2018; earlier adoption is permitted.

Management’s Discussion & Analysis	Page 16 of 28
Three month period and year ended December 31, 2017

•

IFRS 16 Leases (“IFRS 16”), sets out the principles for the recognition, measurement and disclosure of leases. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non- lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table sets forth information concerning the outstanding securities of the Company as at April 6, 2018:

Share Capital	Number

Shares	110,388,033

Warrants	37,008,900

Options	3,270,000

See notes 13 and 18 to the consolidated financial statements for the years ended December 31, 2017 and 2016 for more detailed disclosure of outstanding share data.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

As at December 31,	2017	2016
	($)	($)
Exploration and evaluation expenditures:
Capitalized exploration costs (cumulative)	25,440,922	23,281,533
Total Assets	33,030,193	30,993,151

For the years ended December 31,	2017	2016
	($)	($)
Land & lease costs	-	-
Exploration: Intangible drilling and other	16,013	5,714
Geophysical and administrative	2,143,376	1,885,471
Exploration and evaluation expenditures net additions for the year	2,159,389	1,891,185

Corporate Expenses for the years ended December 31,	2017	2016
	($)	($)
General and administrative	771,448	1,021,189
Net Interest expense	2,763,493	2,494,800
Management and consulting	1,531,630	1,240,418
Professional fees	91,316	153,248
Shareholders' information	59,250	48,107
Share based payments	57,000	-
Gain on revaluation of warrant liability	-	(100,000)
Foreign exchange loss	433,453	160,179
	5,707,590	5,017,941

Management’s Discussion & Analysis	Page 17 of 28
Three month period and year ended December 31, 2017

RISKS AND UNCERTAINTIES

Overview

The business of the Company consists of oil and gas exploration in Guyana, South America. There are a number of inherent risks associated with oil and gas exploration and development, as well as local, national and international economic and political conditions that may affect the success of CGX which are beyond CGX’s control, particularly since its operations are located in a foreign country. Many of these factors involve a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome.

CGX has prioritized these risk factors. Readers are cautioned that this categorization is a subjective view of the Company and the categorization of these risk factors could change because of future events.

If any of the following risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware, or which it considers not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Stage of Development

An investment in CGX is subject to certain risks related to the nature of CGX’s business and its early stage of development. There are numerous factors which may affect the success of CGX’s business which are beyond CGX’s control including local, national and international economic and political conditions. CGX’s business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. CGX’s operations in Guyana have exposed CGX to risks which may not exist for domestic operations such as political and currency risks. CGX has a limited history of operations and there can be no assurance that CGX’s business will be successful or profitable or that additional commercial quantities of oil and/or natural gas will be discovered by CGX. CGX has not paid any dividends and it is unlikely to pay dividends in the immediate or foreseeable future.

Financing

The Company’s future capital requirements on its existing assets exceed existing cash resources, which requires CGX to raise additional financing. The ability of CGX to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of CGX. This in turn could limit growth prospects in the short run or may even require CGX to dedicate cash flow, dispose of properties or raise new equity to continue operations under circumstances of declining energy prices, disappointing drilling results, or economic or political dislocation in foreign countries. There can be no assurance that CGX will be successful in its efforts to arrange additional financing on terms satisfactory to CGX. This may be further complicated by the limited market liquidity for shares of smaller companies such as CGX, restricting access to some institutional investors. If additional financing is raised by the issuance of shares from the treasury of CGX, control of CGX may change and shareholders may suffer additional dilution.

From time to time, CGX may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may temporarily increase CGX’s debt levels above industry standards.

CGX’s future cash flow for operations and financing is subject to a number of variables, including among others: (i) the Company’s ability to locate or acquire reserves; (ii) the Company’s ability to extract oil from such reserves; (iii) the cost and the timeframes for government authorizations and/or licence extensions; (iv) current financial market conditions and available liquidity with such markets (refer to “Recent Distress in Financial Markets” below); and (v) the prices for which any produced oil is sold.

Management’s Discussion & Analysis	Page 18 of 28
Three month period and year ended December 31, 2017

Significant Capital Investments and Expenses

The oil and gas exploration and production industry is capital intensive and as such the Company expects to have substantial expenditures as it seeks to fulfill its commitments and explore for petroleum reserves. CGX previously financed its exploration activities with funds obtained from the private placements conducted in 2010 - 2013. CGX continues to explore financing mechanisms to allow the Company to meet future work commitments and to allow the Company to fully explore its existing PPL. The Company continues to work towards securing Joint Venture Partners for its three PPLs.

Industry Conditions

The marketability and price of oil and natural gas which may be acquired or discovered by CGX will be affected by numerous factors beyond the control of CGX. The ability of CGX to market any oil and natural gas discovered may depend upon its ability to access third party transportation, processing facilities and acquire space on pipelines which deliver oil and natural gas to commercial markets. CGX would also be subject to market fluctuations in the prices of petroleum, uncertainties related to the delivery and proximity of any hydrocarbon reserves it discovered to pipelines and processing facilities, operational problems with such pipelines and facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of petroleum and many other aspects of the petroleum business.

The petroleum industry is subject to varying environmental regulations in each of the jurisdictions in which CGX may operate. Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently with petroleum and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures. CGX may be responsible for abandonment and site restoration costs. Infrastructure development in Guyana where the Company operates is limited.

All of these factors may affect the Company’s ability to explore and develop its properties in a timely manner and to store and transport its petroleum production if reserves are located.

Global Economic Downturn

In the event of a continued general economic downturn or a recession, there can be no assurance that the business, financial condition and results of operations of the Company would not be materially adversely affected.

Current global financial conditions have been subject to increased volatility and numerous commercial and financial enterprises have either gone into bankruptcy or creditor protection or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by sub-prime mortgage defaults in the United States, the liquidity crisis affecting the asset-backed commercial paper and collateralized debt obligation markets, massive investment losses by banks with resultant recapitalization efforts and deterioration in the global economy. Although economic conditions improved in 2013, the recovery from the recession since then has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and have resulted in high volatility in the stock market.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

These factors may impact the Company’s ability to obtain equity, debt or bank financing on terms commercially reasonable to the Company, or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could continue to be adversely affected.

Management’s Discussion & Analysis	Page 19 of 28
Three month period and year ended December 31, 2017

Distress in Financial Markets

In the future, the Company may require debt financing to maintain or grow its business. The Company’s liquidity and its ability to access the credit or capital markets may also be adversely affected by changes in the financial markets and the global economy. Turmoil in the financial markets could make it more difficult for the Company to access capital, sell assets, refinance existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of securities. In addition, there could be a number of follow-on effects from the credit crisis on the Company, including insolvency of customers, key suppliers and other counterparties to the Company and foreign exchange derivative instruments.

Banks have been adversely affected by various worldwide economic crises and have severely curtailed existing liquidity lines, increased pricing and introduced new and tighter borrowing restrictions to corporate borrowers, with extremely limited access to new facilities or for new borrowers. These factors could negatively impact the Company’s ability to access liquidity needed for the Company’s business in the longer term.

Expiry and/or Termination of PAs and PPLs

CGX’s interests are held by way of participating interests in PPLs governed by PAs. If CGX or its joint licences under an applicable PA or licence fail to meet the specific requirement(s) of a particular PA or licence its interest may terminate or expire. There can be no assurance that any of the obligations required to maintain the Company’s interests will be met and that CGX will not lose any of its participating interests in such petroleum agreements and licences.

Political Risks

The majority of CGX’s current operations are presently conducted in Guyana, South America and as such, CGX’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: currency exchange rates; high rates of inflation; labour unrest; border disputes between countries; renegotiation or nullification of existing concessions, licences, permits and contracts; changes in taxation policies; restrictions on foreign exchange; changing political conditions; currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political actions cannot be predicted and may adversely affect CGX. Changes, if any, in petroleum or investment policies or shifts in political attitude in the country of Guyana and border disputes affecting CGX’s rights to explore and develop for oil and gas may adversely affect CGX’s business, results of operations and financial condition. Future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people and water use. The possibility that future governments may adopt substantially different policies, which may extend to the expropriation of assets, cannot be ruled out.

Failure to comply strictly with applicable laws or regulations relating to the petroleum regime could result in loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on CGX’s consolidated business, results of operations and financial condition.

CGX’s operations may also be adversely affected by laws and policies of Canada affecting foreign trade, investment, and taxation.

Management’s Discussion & Analysis	Page 20 of 28
Three month period and year ended December 31, 2017

In the event of a dispute arising in connection with CGX’s operations in Guyana, CGX may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. CGX may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, CGX’s exploration and development activities in Guyana could be substantially affected by factors beyond CGX’s control, any of which could have a material adverse effect on CGX.

Offshore Operations

CGX’s focus is the exploration for hydrocarbons offshore the coast of Guyana. Offshore operations involve a higher degree of risk than onshore operations due to their remoteness. Fires and explosions on drilling rigs and other offshore platforms are more likely to result in personal injury, loss of life and damage to property due to the remote locations and time required for rescue personnel to get to the location.

Blow-outs and spills are more likely to result in significant environmental damage to the marine environment and can be difficult to contain and difficult and expensive to remediate. Although CGX intends to operate in accordance with all recommended and required health, safety and environment practices which will reduce such risks, there can be no assurance that these risks can be avoided. The occurrence of any of these events could have a materially adverse effect on the Company.

Petroleum Exploration Operations

An investment in CGX is subject to certain risks related to the nature of CGX’s business as an oil and gas exploration company. Petroleum exploration involves a high degree of risk and there is no assurance that expenditures made on exploration activities by CGX will result in the discovery or ultimate production of hydrocarbons. It is often difficult to project the costs of undertaking exploratory drilling programs due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over-pressurized zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional technical data and interpretations. CGX does not know if any of its exploration prospects will contain petroleum in quantities or quality that are sufficient to recover the costs of drilling and exploration, or to be economically viable.

Currently, there are no reserves associated with CGX’s PPLs in Guyana. CGX has identified exploration prospects based on seismic and geological information that indicates the possible presence of petroleum. However, the areas in which CGX has decided to drill may not produce petroleum in commercial quantities or quality, or CGX may not discover petroleum at all. The future value of CGX is therefore dependent on the success or otherwise of CGX’s activities which are principally directed toward the further exploration, appraisal and development of its assets in Guyana. CGX has a right to explore and appraise such assets in Guyana but does not have a right to produce same until such time as the reserves are determined to be commercial. Exploration, appraisal and development of petroleum reserves is speculative and involves a significant degree of risk. There is no guarantee that exploration or appraisal of the Guyana assets will lead to a commercial discovery or, if there is commercial discovery, that CGX will be able to realize such reserves as intended. Not all properties that are explored are ultimately produced. If at any stage CGX is precluded from pursuing its exploration or development programs, or such programs are otherwise not continued, CGX’s business, financial condition and/or results of operations and, accordingly, the trading price of the Common Shares, is likely to be materially adversely affected.

Drilling Risks and Other Operating Risks

CGX’s operations are subject to all the operational risks inherent to offshore exploration and development of hydrocarbons and the drilling of wells, including among others, unsatisfactory performance of service providers engaged to carry out operations required for the drilling and analysis of wells, natural disasters, encountering unexpected formations or pressures, premature declines of reservoirs, invasion of water into producing formations, formations with abnormal pressures, mechanical problems with equipment, potential for substantial environmental damage, blow-outs, cratering, fires and spills, all of which could result in personal injuries, loss of life and damage to the property of CGX and others. In accordance with industry practice, CGX has normal and customary insurance coverage to address certain of these risks; however, such insurance in the future may not be available, may be price-prohibitive or contain limitations on liability that may not be sufficient to cover the full extent of such liabilities. While management of CGX believes that the respective insurance coverage will be sufficient, there can be no assurance that CGX will be fully covered by such insurance. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, CGX may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to CGX. CGX obtains insurance for its operations, as appropriate for each specific activity. It also generally insists that subcontractors have insurance sufficient to cover their own people and property and to indemnify CGX for such claims. CGX further requires that all subcontractors provide CGX with verified certificates of insurance for all operations for which they have been contracted by CGX. CGX obtains insurance to the extent it deems necessary based on advice from its insurance professionals and generally accepted industry practice.

Management’s Discussion & Analysis	Page 21 of 28
Three month period and year ended December 31, 2017

CGX has health, safety and environmental policies that it applies to all operations. It also insists that contractors have verifiable health, safety and environmental standards, policies and documented implementation that attempt to reduce the possibility and size of insurance claims.

The occurrence of a significant event that CGX is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on CGX’s financial position and/or its results of operations.

Seismic Data and Resource Estimates

There are numerous uncertainties inherent in estimating quantities of resources, including many factors beyond the control of the Company. When properly used and interpreted, seismic data and visualization techniques are important tools used to assist geoscientists in identifying sub-surface structures and indicators of hydrocarbons; however, these data do not allow the Company to know whether the hydrocarbons are effectively present in the structures. Estimates of resources depend largely upon the reliability of available geological and engineering data and require certain assumptions to be made in order to assign resource volumes. Geological and engineering data is used to determine the probability that a reservoir of oil and/or natural gas exists at a particular location, and whether, and to what extent, such hydrocarbons are recoverable from the reservoir. Accordingly, the ultimate resources discovered by the Company may be significantly less than its estimates.

There is also no guarantee that the Prospective Resources attributed to each of the Company’s PPLs will be discovered or become commercially viable. The Company’s drilling activities may not be successful or may not be economically viable which may have a material adverse effect on the Company’s share price.

Reserves and Prospective Resources involve different risks associated with achieving commerciality. To be classified as reserves, estimated recoverable quantities must be associated with a project that has demonstrated commercial viability. In estimating reserves, the chance of commerciality is effectively 100%. For Prospective Resources, the chance of commerciality will be the product of the chance that a project will result in the discovery of petroleum and the chance that an accumulation will be commercially developed. By definition, reserves are commercially (and hence economically) recoverable. There is no guarantee that the Prospective Resources attributed to one of the Company PPLs will be discovered or become commercially viable.

Future Development

Development of any potential discovery may be affected by increased costs, the excessive costs of capital, or political or environmental factors. For example, the unavailability or high cost of drilling rigs or other essential equipment, materials or personnel could negatively impact the ability of the Company to economically develop future reserves. Additionally, engineering complications, political events or natural disasters could delay or prevent a development project. Additionally, the budgeting of these costs for such projects may be difficult.

Management’s Discussion & Analysis	Page 22 of 28
Three month period and year ended December 31, 2017

Negative Operating Cash Flow

The Company had negative operating cash flow for the years ended December 31, 2017 and 2016. Until at least such time as the Company is able to produce oil and gas from its reserves and resources, the Company does not expect to have any positive cash flow. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves and seek additional financing to fund such negative cash flow.

Third Party Credit Risk

CGX is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, or other parties. In the event such entities fail to meet their contractual obligations to CGX, such failures could have a material adverse effect on CGX and its cash flow from operations.

Foreign Subsidiaries

CGX conducts operations through its Bahamian, Guyanese, United States and Barbadian subsidiaries. Therefore, to the extent of operations conducted by such subsidiaries, CGX will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of its subsidiaries to make payments to CGX may be constrained by: (i) the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which the subsidiary operates and any changes in tax laws or treaties; and (ii) the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

Common Share Price Volatility

A number of factors could influence the volatility in the trading price of the Common Shares, including changes in the economy or in the financial markets, industry related developments, and the impact of changes in CGX’s daily operations. Each of these factors could lead to increased volatility in the market price of the Common Shares. In addition, variations in earnings estimates by securities analysts and the market prices of the securities of CGX’s competitors may also lead to fluctuations in the trading price of the Common Shares.

Need to Add Reserves

CGX’s ability to achieve commercial production, and therefore its cash flows and earnings, are highly dependent upon CGX discovering or acquiring reserves. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, CGX’s ability to make the necessary capital investments to establish its petroleum reserves will be impaired. There can be no assurance that CGX will be able to find and develop or acquire reserves at commercially feasible costs.

Assessments of Value of Acquisitions

Acquisitions of petroleum companies and petroleum assets are typically based on engineering and economic assessments made by independent engineers and the acquirer’s own assessments. These assessments will include a series of assumptions regarding such factors as recoverability and marketability of petroleum, future prices of petroleum and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond CGX’s control. In particular, the prices of, and markets for, petroleum products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that CGX may use for its year-end resource and reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by CGX.

Management’s Discussion & Analysis	Page 23 of 28
Three month period and year ended December 31, 2017

Environmental Regulation and Risks

Extensive national, state and local environmental laws and regulations in foreign jurisdictions affect nearly all of the operations of CGX. These laws and regulations set various standards regulating certain aspects of health and environmental quality and provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that CGX will not incur substantial financial obligations in connection with environmental compliance and that the cost of such compliance will not have a material adverse effect on CGX.

Significant liability could be imposed on CGX for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of properties purchased by CGX or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on CGX. Moreover, CGX cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by CGX for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on CGX.

Environmental Protection

All phases of CGX’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. In particular, CGX is subject to the Guyana Environmental Protection Act 1996 (“Environmental Protection Act”) which provides for the management, conservation, protection and improvement of the environment, the prevention/control of pollution, the assessment of the impact of economic development on the environment and the sustainable use of natural resources and the matters incidental thereto or connected therewith. This legislation also mandates the creation of the Guyana Environmental Protection Agency (the “EPA”) to implement compliance with the Environmental Protection Act.

The Environmental Protection Act establishes a wide range of sanctions and penalties, both criminal and civil, for violations of the provisions of the Environmental Protection Act. These sanctions and penalties include, but are not limited to:

•

varying monetary fines or imprisonment depending on the gravity of the offence (if the offender has been convicted of an offence under the Environmental Protection Act and has benefited monetarily from the violation, a court may order a fine in an amount equal to the court's estimation of the amount of monetary benefits notwithstanding the maximum fine that may be imposed. To expedite settlement, authorized officers of the EPA, may by notice, offer the option of discharging liabilities in consideration of the offender making immediate payment to the EPA equal to two-thirds of the minimum penalty prescribed within 28 days of the date of the notice sent by the officer);

•	suspension, cancellation or revocation of a permit or authorization;
•	order to cease (or make no changes to) construction, operation, or other activities;
•	prohibition notices (similar to an injunction);

Management’s Discussion & Analysis	Page 24 of 28
Three month period and year ended December 31, 2017

•	enforcement notices;
•	mandating actions to prevent, ameliorate, correct, mitigate, restore or otherwise address environmental harm within a specified time;
•	community service;
•	order compensation to aggrieved persons; and
•	injunctions (upon application to the High Court of Guyana).

To date, applicable environmental legislation has had no material financial or operational effects upon the operations of CGX.

Regulatory

Petroleum operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time such as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of petroleum and many other aspects of the petroleum business. CGX’s operations may require licences and permits from various governmental authorities. There can be no assurance CGX will be able to obtain all necessary licences and permits that may be required to carry out exploration and development at its projects. It is not expected that any of these controls or regulations will affect the operations of CGX in a manner materially different than they would affect other petroleum companies of similar size.

Title to Properties and Assets

Title reviews have been conducted on CGX’s existing wharf and staging facility and to the knowledge of CGX, CGX does have good title to its existing properties and in accordance with industry standards title reviews are conducted prior to the purchase of most petroleum producing properties or the commencement of drilling wells. Such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of CGX, which could result in the loss of title and a reduction of the revenue received by CGX.

Competition

Competition could adversely affect CGX’s performance. The petroleum industry is characterized by intense competition and CGX competes directly with other companies that have greater technical and financial resources. Many of these competitors not only explore for and produce petroleum but also carry on refining operations and market petroleum and other products on an international basis. The industry also competes with other industries who supply non-petroleum energy products.

Availability of Personnel and Equipment

The competition for qualified personnel in the petroleum industry is intense and there can be no assurance that CGX will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of CGX, as the case may be. Petroleum exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for a rig suitable for the contemplated drilling activities of the Company or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities.

Operational Dependence

Other companies may operate some of the PPLs in which the Company has an interest. As a result, the Company will have limited ability to exercise influence over the operation of those activities or their associated costs, which could adversely affect the Company’s financial performance. The Company’s return on interests operated by others therefore depends upon a number of factors that may be outside of the Company’s control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

Management’s Discussion & Analysis	Page 25 of 28
Three month period and year ended December 31, 2017

Fluctuations in Foreign Currency Exchange Rates

All of CGX’s operations are located in foreign jurisdictions. Fluctuations in the United States dollar and the Guyanese dollar exchange rates may cause a negative impact on revenue and costs and could have a material adverse impact on CGX’s operations.

Potential Conflicts of Interest

Conflicts of interest, if any, which arise will be subject to and be governed by procedures prescribed by the Business Corporations Act (Ontario) which requires a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with CGX, to disclose his interest and to refrain from voting on any matter in respect of such contract, unless otherwise permitted under the Business Corporations Act (Ontario).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. The most significant estimates relate to exploration and evaluation expenditures, warrant liability, valuation of deferred income tax amounts, cash generating units and impairment testing, functional currency and the calculation of share–based payments. Significant estimates and judgments made by management in the preparation of the Company’s consolidated financial statements are outlined below:

Exploration and evaluation

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgement to determine whether it is probable that future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is itself an estimation process that requires varying degrees of uncertainty depending on how the resources are classified. These estimates directly impact when the Company defers exploration and evaluation expenditure. The deferral policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular, whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalised, information becomes available suggesting that the recovery of the expenditure is unlikely, the relevant capitalised amount is written off in profit or loss in the period when the new information becomes available.

Income taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Management’s Discussion & Analysis	Page 26 of 28
Three month period and year ended December 31, 2017

Cash generating units

Cash generating units (“CGU’s”) are identified to be the major producing fields, the lowest level at which there are identifiable cash inflows that are largely independent of cash inflows of other groups of assets. The determination of CGUs requires judgment in defining a group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are determined by similar geological structure, shared infrastructure, geographical proximity, commodity type, similar exposure to market risks and materiality.

The Company prepares and reviews separate detailed budgets and forecast calculations for each of the CGUs. Impairment assessment is generally carried out separately for each CGU based on cash flow forecasts calculated based on proven reserves for each CGU (value in use).

Share based payments and warrant liability

The Black-Scholes option pricing model is used to determine the fair value for the share based payments and warrants liability and utilizes subjective assumptions such as expected price volatility and expected life of the option or warrant. Discrepancies in these input assumptions can significantly affect the fair value estimate.

Functional currency

The determination of the Company’s functional currency requires analyzing facts that are considered primary factors, and if the result is not conclusive, the secondary factors. The analysis requires the Company to apply significant judgment since primary and secondary factors may be mixed. In determining its functional currency the Company analyzed both the primary and secondary factors, including the currency of the Company’s operating costs in Canada, United States and Guyana, and sources of equity financing.

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

Internal Control over Financial Reporting

Disclosure controls and procedures (“DC&P”), as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, includes those policies and procedures that:

1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of CGX;

Management’s Discussion & Analysis	Page 27 of 28
Three month period and year ended December 31, 2017

2) Are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the accounting principles used to prepare CGX’s financial statements and that receipts and expenditures of CGX are being made only in accordance with authorizations of management and directors of CGX; and

3) Are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial reports.

Management assessed the effectiveness of the design of the Company’s internal controls over financial reporting as of December 31, 2017.

Based on this assessment, the officers concluded that as of December 31, 2017, CGX maintained effectively designed ICFR. It should be noted that while CGX’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

There have been no significant changes to the Company’s DC&P and ICFR for the year ended December 31, 2017.

OTHER INFORMATION

This MD&A of the financial position and results of operation as at December 31, 2017, should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the years ended December 31, 2017 and 2016. Additional information is accessible at the Company’s website www.cgxenergy.com or through the Company’s public filings available on SEDAR at www.sedar.com.

MANAGEMENT’S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include amounts based on management’s informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the audited consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

April 6, 2018

“signed” Suresh Narine	“signed” Tralisa Mara

Suresh Narine, Executive Chairman	Tralisa Maraj, Chief Financial Officer
and Executive Director (Guyana)

Management’s Discussion & Analysis	Page 28 of 28
Three month period and year ended December 31, 2017